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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                             Gish Biomedical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   376360103
                                  -----------
                                (CUSIP NUMBER)

    S. Craig Tompkins, Vice Chairman, Citadel Holding Corporation and Craig
                                  Corporation
550 South Hope Street, Suite 1825, Los Angeles, California 90071 (213) 239-0555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               November 16, 1998
              --------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box.[_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 376360103                                      PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Citadel Holding Corporation 95-3885184
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             398,850
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             398,850
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
             398,850

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
             11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 376360103                                      PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Craig Corporation
      95-1620188
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
             not applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
             Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             398,850
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             398,850
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
               398,850

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               11.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
               CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
                                                      --------------------------
                                                        PAGE 4 OF 9 PAGES
                                                      --------------------------

Item 1.  SECURITY AND ISSUER.

This schedule relates to the Common Stock, no par value (the "Common Stock"), of Gish Biomedical, Inc., a California corporation (the "Issuer") whose principal executive offices are located at 2681 Kelvin Avenue, Irvine, California 92614.

ITEM 2.  IDENTITY AND BACKGROUND.

This schedule relates to the purchase of 398,850 shares of the Common Stock by Citadel Holding Corporation, a Delaware corporation ("CHC and collectively with its consolidated subsidiaries, "Citadel"). CHC is a publicly reporting company and, through its subsidiaries, is principally in the business of owning and operating commercial and agricultural real estate, and providing real estate consulting services to its affiliates. CHC's principal place of business and executive offices are located at 550 S. Hope Street, Suite 1825, Los Angeles, California, 90071.

Information with respect to the Executive Officers and Directors of CHC is as follows:

     James J. Cotter, Chairman of the Board; business address: C/O Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business: consultant. Mr. Cotter is the Chairman of the Board of Directors of CHC, Craig Corporation, and Reading Entertainment, Inc., and of various of their subsidiaries, and a director of The Decurion Corporation (real estate and cinema exhibition). Craig Corporation and Reading Entertainment, Inc., are discussed below.

     S. Craig Tompkins, Vice-Chairman of the Board and Principal Accounting Officer, Secretary and Treasure of CHC and various of its subsidiaries; business address: C/O Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business: executive. Mr. Tompkins is the President and Vice-Chairman of Citadel Agriculture, a wholly owned subsidiary of CHC, the President and a director of Craig Corporation, and various of its subsidiaries, the Vice-Chairman of Reading Entertainment, Inc., and various of its subsidiaries, and an Assistant Secretary of Big 4 Ranch, Inc., and a director of G&L Realty, Inc. (an NYSE listed REIT specializing in health care properties). Craig Corporation and Reading Entertainment, Inc., are discussed below.

     Steve Wesson, President of CHC and its wholly owned subsidiary, Citadel Realty, Inc.; business address, C/O Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California, 90071; principal business: executive. Mr. Wesson is also the Vice President, Real Estate of AHGP, Inc., a wholly owned subsidiary of Reading Entertainment, Inc. Reading Entertainment, Inc. is discussed below.

                                                       -------------------------
                                                           PAGE 5 OF 9 PAGES
                                                       -------------------------

     Ronald I. Simon, Director; business address, C/O Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business activity: executive. Mr. Simon is the Vice President and Chief Financial Officer of Western Water Company, a water resource company in the wholesale, non-regulated water market in the Western United States, which has offices at 4660 La Jolla Village Dr., Suite 825, San Diego, CA 92122.

     Alfred Villasenor, Jr., Director; business address, C/O Citadel Holding Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business activity: executive. Mr. Villasenor is the President and the owner of Unisure Insurance Services, Incorporated, a corporation specialized in the life, business life and group health insurance business, which has offices at 2214 Torrance Blvd., Suite 201, Torrance, CA
     90501.

Craig Corporation, a Delaware corporation ("CC" and collectively with its consolidated subsidiaries "Craig") directly and through its consolidated subsidiary, Reading Entertainment, Inc., a Delaware corporation ("REI" and collectively with its consolidated subsidiaries "Reading"), owns approximately 48% of the issued and outstanding common stock of CHC. CC is in the business of identifying, acquiring, owning and strategically managing controlling interests in other operating companies. At the present time, CC owns controlling interests in REI and, directly and indirectly through REI, in CHC and in Big 4 Ranch, Inc. ("BRI"). REI, directly and through its consolidated subsidiaries, is principally in the business of owning, operating and developing cinemas in the United States, Puerto Rico, Australia and New Zealand, and the development, ownership and operation of cinema based entertainment centers in Australia and New Zealand. BRI holds partnerships interest in certain California agricultrual properties. CC's principal place of business and executive offices are located at 550 S. Hope Street, Suite 1825, Los Angeles, California 90071. REI's principal place of business and executive offices are located at One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102.

Set forth below is certain information with respect to the Executive Officers and Directors of CC, other than those individuals already discussed above.

     Margaret Cotter, Director; business address: C/O Craig Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business: attorney. Ms. Cotter is a member of the New York Bar, and the Vice President of Cecelia Packing Corporation, a company which is engaged in the citrus packing and marketing business in California, with offices at 24780 East South Avenue, Orange Cove, CA 93646, and a Director of BRI.

     William D. Gould, Director; business address: C/O Craig Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business: attorney. Mr. Gould is a member of the law firm of Troy & Gould, professional corporation, with offices at 1801 Century Park East, 16th Floor, Century City, CA 90067, and a Director of BRI.

                                                       -------------------------
                                                           PAGE 6 of 9 PAGES
                                                       -------------------------

     Gerard P. Laheney, Director; business address: C/O Craig Corporation, 550
     S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business: executive and financial advisor. Mr. Laheney owns and operates Aegis Investment Management Company, a financial advisory business located at 3325 Clubheights, Colorado Springs, CO 80906, and is the Chairman of the Board and President of BRI.

     Ralph B. Perry, Director; business address: C/O Craig Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business: attorney. Mr. Perry is a member of the law firm of Graven Perry Block Brody & Qualls, a professional corporation, with offices at Pacific Center, 523 W. 6th St., #1130, Los Angeles, CA 90014.

     Robin W. Skophammer, Chief Financial Officer; business address: C/O Craig Corporation, 550 S. Hope Street, Suite 1825, Los Angeles, California 90071; principal business activity: executive.

Set forth below is certain information with respect to the Executive Officers and Directors of REI, other than those individuals already discussed above.

     Robert F. Smerling, President and a Director of REI and various of its consolidated subsidiaries; business address: 950 Third Avenue, 30th Floor, New York, NY 10022; principal business activity: executive. Mr. Smerling is the President of REI and various of its subsidiaries and of City Cinemas, a New York based motion picture exhibition company.

     Gregory R. Brundage, Director; business address, C/O One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, PA 19102; principal business activity: investment banker. Mr. Brundage is a Managing Director with Furman & Selz, Inc., an investment banking firm, with offices at 101 California, San Francisco, CA 94111.

     Edward L. Kane, Director; business address, C/O One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, PA 19102; principal business activity: health care consultant and law professor of California Western School of Law, at 225 Cedar Street, San Diego, California 92101.

     John W. Sullivan, Director; business address, C/O One Penn Square West, 30
     S. Fifteenth Street, Suite 1300, Philadelphia, PA 19102; principal business activity: private real estate investor and developer, Loblolly Pines, 7407 S.E. Hill Terrace, Hobe, Florida 33455.

     B. John Rochester, Chief Executive Office, Australian Cinema Operations; business address is 6 Bay Street, Port Melbourne, VIC 3207 Australia; principal business activity: executive.

     James A. Wunderle, Executive Vice President, Chief Financial Officer and Treasurer; business address is One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, PA 19102; principal business activity: executive.

                                                       -------------------------
                                                         PAGE 7 OF 9 PAGES
                                                       -------------------------

     Ellen M. Cotter, Vice President, Business Affairs; business address; 950 Third Avenue, 30/th/ Floor, New York, NY 10022; principal business activity: executive.

     Mr. David J. Brown, Controller; business address, One Penn Square West, 30
     S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102; principal business activity: accountant.

     Mr. Charles S. Groshan, Vice President, Finance; business address, One Penn Square West, 30 S. Fifteenth Street, Suite 1300, Philadelphia, Pennsylvania 19102; principal business activity: executive.

To the best knowledge of CHC, none of the above individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Likewise, to the best knowledge of CHC, none of the above individuals was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Common Stock was acquired as a part of a group with Asset Value Fund Limited Partnership ("AVF"). CHC is advised that AVF has approximately the same number of shares as CHC and that information concerning AVF is being separately filed by AVF.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The total consideration paid for the shares was $1,001,846.10, which amounts were drawn from CHC's liquid funds on hand. No portion of such funds were borrowed.

ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the transaction was to acquire a major block of stock in the Issuer for investment purposes. CHC was presented the opportunity to make this investment by AVF, has confidence in the ability of AVF and its principals to maximize shareholder values in the companies in which AVF is invested, and currently intends to cooperate with AVF in analyzing the assets, business, prospects and opportunities of the Issuer. Accordingly, CHC and AVF may be considered to be members of a group. However, while discussions are ongoing, and while the parties have agreed to share certain preliminary costs and expenses, CHC, at the present time, has no agreement or understanding as to the voting or disposition of the Common Shares owned by CHC and/or AVF or as to the best manner in which to maximize the value of its investment in the Issuer.

Based upon its preliminary review of the Issuer's public reports and conversations with AVF, CHC has made an initial determination to acquire its current 11.6% interest in the Issuer. At the present time, CHC intends to analyze and to become more familiar with the assets, business, prospects and opportunities of the Issuer. Thereafter, CHC may determine to purchase additional securities of the Issuer, to maintain its current holdings, to cooperate or not to cooperate with AVF and/or sell all or some portion of its holdings in the Issuer.

                                                       -------------------------
                                                           PAGE 8 OF 9 PAGES
                                                       -------------------------

To date, purchases of Common Stock have been shared almost equally, but neither AVF or CHC has committed to the other to continue acquiring Common Stock or to continue holding Common Stock once acquired. Moreover, each of them is free to sell Common Stock although it is likely that Common Stock would first be offered to the other participant before such Common Stock were sold to another party.

CHC may determine, at some future date, to make one or more proposals, to the Board of Directors and/or to the stockholders of the Issuer, alone or in conjunction with AVF, of the type set forth in clauses (a) through (j) of item 4 of Schedule 13D. However, no determination has been made at this time as to how best to proceed, and no assurances can be given that any such proposal will be forthcoming, or that CHC will chose to increase or even maintain its current investment in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     a) To the best knowledge of CHC, the aggregate amount of securities held by the persons set forth in Item 2, above, other than AVP (collectively referred to herein as the "CHC Parties"), is 398,850 shares of Common Stock, representing approximately 11.6% of the shares of Common Stock outstanding, according the most recent public filings of the Issuer. To the best knowledge of CHC, based solely upon information provided by AVP, the aggregate amount of securities held by AVP and its affiliates is an additional 398,850 shares of Common Stock, representing approximately an additional 11.6% of the shares of Common Stock outstanding, again according to the most recent public filings of the Issuer.

     b) All of the shares of Common Stock reported under this Item 5 with respect to the CHC Parties is held by CHC. Craig and Reading are included in this filing solely because of the control position with respect to CHC held by CC directly and indirectly through REI, and not as a result of any direct or contractual right to control the voting or disposition of such shares. For information with respect to AVP, reference is made to the filing on Schedule 13D being made by AVP.

     c) To the best knowledge of CHC, no transaction were effected during the past 60 days by the persons named in response to paragraph a) above, other than the acquisition on November 16, 1998 of the above 397,150 shares of Common Stock at a purchase price of $997,168.60 and the purchase of 1,700 shares on November 20, 1998 at a purchase price of $4,677.50.

     d) To the best knowledge of CHC, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds form the sale of, the securities covered by this filing.

                                                       -------------------------
                                                           PAGE 9 OF 9 PAGES
                                                       -------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

CHC is currently in discussions with AVP as to the development of a possible joint venture or other contractual relationship between CHC and AVP with respect to their respective investments in the Issuer. CHC is also currently in discussions with AVP as to ways in which CHC and AVP may be able to maximize the value of their investment in the Issuer. However, as of the date of this filing, except for an understanding that CHC and AVP will share on a 50/50 basis certain initial costs, there is no understanding or agreement between the parties. Except as stated above, neither CHC nor, to the best knowledge of CHC, any of the CHC Parties has any contract, arrangement, understanding or relationship with any other person.

However, as previously discussed in response to Item 4, above, CHC has considerable confidence in the abilities of AVP and its principles, and it is not unlikely that CHC will, from time to time, agree with, cooperate with and/or follow a similar course of action as AVP. Reference is made to the filing on
Schedule 13D being made by AVP with respect to any such contracts, arrangements, understandings or relationships as to which AVP may be a party.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.   None

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1998        CITADEL HOLDING CORPORATION
                                a Delaware corporation



                                By: /s/ S. Craig Tompkins
                                   ----------------------------------
                                    S. Craig Tompkins
                                    Vice Chairman


                                CRAIG CORPORATION
                                a Delaware corporation



                                By: /s/ S. Craig Tompkins
                                   ----------------------------------
                                    S. Craig Tompkins
                                      President